UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS

Under Section 12(g) of the Securities Exchange Act of 1934

Probook, Inc.
(Name of small business issuer in its charter)

California		33-0786687
(State or jurisdiction of		(I.R.S. Employer
incorporation or organization)		Identification Number)

205 West 5th Avenue, #105
Escondido, California 92025
(760) 233-2772
(Address and telephone of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of exchange on which registered

Securities to be registered pursuant to Section 12(g) of the Act.

Title of each class	Name of exchange on which registered
Common Stock	None

I

Table of Contents
PART I

THE COMPANY	3
BUSINESS AND PROPERTIES	3
USE OF PROCEEDS	17
DESCRIPTION OF SECURITIES	17
DIVIDENDS, DISTRIBUTION AND REDEMPTIONS	19
OFFICERS AND KEY PERSONNEL OF THE COMPANY	20
DIRECTORS OF THE COMPANY	21
PRINCIPAL STOCKHOLDERS	23
MANAGEMENT RELATIONSHIPS, TRANSACTIONS, REMUNERATION	24
LITIGATION	26
MISCELLANEOUS FACTORS	26
MANAGEMENT'S DISCUSSION/ANALYSIS OF RELEVANT FACTORS	26

PART II

MARKET PRICE/DIVIDENDS ON REGISTRANT'S COMMON EQUITY & RELATED S TOCKHOLDER MATTERS	28
LEGAL PROCEEDINGS	28
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS	28
RECENT SALES OF UNREGISTERED SECURITIES	28
INDEMNIFICATION OF DIRECTORS AND OFFICERS	29

PART F/S

FINANCIAL STATEMENTS	30

PART III

INDEX TO EXHIBITS	42
DESCRIPTION OF EXHIBITS	42

SIGNATURES

SIGNATURES	43

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER

STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY

UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other attachments consists of a total of 43 pages.

II

Probook, Inc.

THE COMPANY

1.

Exact corporate name: Probook, Inc.

State and date of incorporation: California, January 14, 1998 Street address of principal office: 205 West 5th Avenue, #105 Escondido, California 92025

Company telephone number: (760) 233-2772 Fiscal year: December 31

Person(s) to contact at Company with respect to offering:	David Spoon
President, Probook, Inc.
(760) 233-2772

BUSINESS AND PROPERTIES

3.

With respect to the business of the Company and its properties:

(a)

Describe in detail what business the Company does and proposes to do, including what products or goods are or will be produced or services that will be rendered.

Probook, Inc. was created to bring value to sports fans, advertisers, sports related product companies, as well as to sports celebrities, by enhancing the opportunity for interaction. Probook shall provide the fan and sports consumer with the opportunity to interact and gain access to their sports heroes' business and charities.

Probook is dedicated to bringing sports celebrities, fans, corporate America and collectors together in a business environment. Once accomplished, the Company hopes to establish Probook as the branded identity for access to sports celebrities from various spectrums of the sports world. The Company desires to be an aid in creating a dedicated group of sports fans who seek interaction with their favorite sports celebrities.

Fans desire to know details about their favorite athletes, to own something that was personalized by them, and to be able to interact in some way with him or her. Most of these athletes and their agents or representatives welcome organized structure that can assist them in facilitating opportunities to further enhance a sports celebrity’ name and/or image in a business or charitable setting. Many of these athletes have established businesses or charities that desire exposure to potential clients and donors. There have been few companies in the huge sports industry that attempt to satisfy these needs.

PROBOOK ON THE WORLDWIDE WEB

Sports thrive on communication. The Internet can provide instant information, 24 hours a day/7days a week. Fans want interaction and the Internet is a powerful tool to provide communication between fans and sports celebrities. Probook is building a diverse sports community of celebrities, fans, executives, and sponsors in a business environment.

Probook is already in position with a web site providing fans with information they can’t get anywhere else. Visitors to http://www.Probookbiz.com will experience access to our athletes, memorabilia, links and sponsors.

Probook, Inc.

At www.Probookbiz.com visitors can:

Have access to athletes (active or retired) in every major sport from our Internet sports celebrity database
Read biographies and compelling stories about their favorite athletes
Search the database of athletes by business or charity involvement
Participate in e-commerce with our sports celebrities
Download their favorite pages
Order collectible memorabilia
Post a message on the bulletin board
Read and hear player interviews
Chat with athletes and other fans
Support the businesses and charities of their sports heroes
Become a member of Team Probook to stay updated on special events, such as celebrity golf tournaments and personal appearances
Win great prizes by playing sports trivia
Vote in fan polls

The Probook web site provides a focal point for the gathering of sports fans, athletes, businesses, charities, and sponsors. Directories, promotional media, and services available through Probook provide individuals, businesses, and communities with comprehensive information and access to featured sports celebrities. Each component of the Probook business provides a media to reach the sports-minded individual, business, community, or sponsor. A significant portion of Probook Inc.'s revenue will be derived from selling advertising space to those who target the sports market.

Probook Store

The Probook Store is one of the many features of the www. Probookbiz.com web site, providing the sports fan the ability to review and select from a variety of merchandise including; athletic gear, sport's videos, books and pictures. In addition to merchandise as related to individual athletes, the Probook Store also offers the fan merchandise as related to organizations and teams; for example, the NFL Hall of Fame or the Olympic Team. Sports fans may choose to use the "Wish List" feature of the Probook Store, where requests for specific hard-to-find or unique merchandise or memorabilia can be submitted.

Pro Athlete Business Directory

Probook, Inc. will feature and market the Pro Athlete Business Directory, which will provide a viable product to link the fan and athlete together to benefit the athlete, the fan, the advertiser, and featured charities. The business directory will feature top male and female athletes from all major sports; and will include pictures of each athlete, personal profiles, and career highlights. Each athlete's entry will include a synopsis of their current business involvement, and a small fund raising banner for a charity of the athlete's choice. As related to each specific athlete, advertisers will have the opportunity to present their products or services.

Probook, Inc.

Probook Multimedia Sports Card

The Probook Multimedia Sports Card utilizes technology delivering CD-ROM capability, in the shape and size of a business card that is capable of storing up to 32 megabytes of information. Information can include a multimedia presentation combining audio and video capability including hyperlinks, a security device and other applications. The Probook Multimedia Sports Card can be marketed to all areas of professional sports. Athletes and teams can use the card for promotional giveaways, season ticket promotions, trading cards, team rosters, demos, media guides, schedules, and more.

Probook’s Speakers Bureau

The goal of the Probook Speakers Bureau is to create access for fans, businesses and charities to hear and be motivated by compelling stories from inspirational athletes. The Speakers Bureau will represent athletes so that corporations, charities, civic organizations and youth groups can have access to a resource of speakers with one phone call. In addition, Probook’s web site – www.Probookbiz.com –will assist as a very efficient method of booking engagements.

At events, guests will hear these athletes share what made them great on the field and off, and audiences can be captivated by their courage as they describe how they overcame obstacles in their lives. Audiences will learn what dedication and discipline are all about as they relate interesting and humorous stories from their playing days.

Proposed Ventures

TV and Radio

Probook has finished production of a pilot show for a television series "After the Glory", intended to intrigue viewers with behind-the-scenes looks at their favorite athletes. Each segment will focus on a sport's celebrity's life today with an emphasis on business involvement and charitable contributions to the community. Segments will also include archival footage of the athlete's greatest moments. A radio version of the show is also being explored.

Sports Channel

Probook is planning to launch a multimedia Internet Sports Channel which will deliver streamed audio and video content from both domestic and international sources. Through provision of an easy-to-use desktop programmable guide, viewers of these unique webcasts can be tracked and registered by the particular event sponsor for subsequent communication and marketing. The Probook Sports Channel can become a premier source for sports related information online through multimedia integration, including video and audio content, delivered right to a desktop.

Pro Edge Quarterly Magazine

Probook intends to give business professionals an edge on their competition through development of the Pro Edge Quarterly Magazine. This publication will be targeted primarily at corporate executives and will feature updated information on doing business with sports celebrities. The magazine provides an additional marketing tool, and will compliment the Pro Athletes Business Directory by keeping executives up to date on the latest business development of sports celebrities.

Probook, Inc.

(b)

Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product, state the present stage of development, including whether or not a working prototype is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent on one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Probook, Inc. does not plan to become a manufacturer of any of the services or products provided on behalf of the company. Services and products required for Probook Inc's operational activities (web site development and maintenance, database development, online games and sports trivia) are internal to the company and are provided through the use of existing products and facilities. The production of merchandise specifically unique to Probook, Inc., the Pro Athlete Business Directory and Multimedia Sports Card, will be provided through alliance or subcontract with existing corporations or suppliers.

The Probook web site, www.Probookbiz.com, is currently operational and provides sports fans with access to sports athletes, memorabilia, videos and books, and a variety of sports information. The Probook Store, a facility of the Probook web site, is operational and provides the sports fan access to general merchandise, as well as products and services specifically related to selected athletes, organizations, or teams.

Probook is currently further compiling its database of sports celebrities that resides on the web. This searchable database will provide biographical content and up-to-date contact information on several sports personalities including current players, retired players, coaches, broadcasters, owners, and agents.

The Pro Athlete Business Directory is under development and is enhanced as the sports celebrities database is expanded. Probook, Inc. intends to feature and market the Pro Athlete Business Directory in three editions, Collector Edition, Annual Edition, and Regional Editions. The Collector Edition will be the highest quality, comprehensive business directory of active and retired professional athletes from all major sports. The Annual Edition is intended to contain information on numerous athletes, compiled by individual sport and published annually. Regional Editions will produced and marketed on a local level; featuring athletes, and including advertisers and distributors, at the regional level.

Probook, Inc. intends to develop the Multimedia Sports Card, which uses innovative technology to deliver CD-ROM capability, providing a new marketing tool for the sports industry in the shape and size of a business card that is capable of storing up to 32 megabytes of information. The Multimedia Sports Card will be developed in a subcontractor/supplier relationship with 1st Net Technologies and marketed to all areas of professional sports to be used for promotions, demos, media guides and more.

The Probook Speakers Bureau is an access and referral service provided through the Probook web site. The capability is currently available and provides the sports fan and corporations with access to sports celebrities for speaking engagements.

Probook, Inc.

Proposed Ventures

TV and Radio

Probooks intended television series "After the Glory" remains an ongoing business venture. The pilot program for the series was produced in association with Global Media Group, a San Diego, California based company; resulting in a production complete with special effects in 3-D, and music chosen to give a full, rich dramatic presentation. Negotiations may be expected to continue with networks and stations to bring the television and radio versions of the series to implementation. The television version of this project may be considered in the design and development stage, the radio version is a future consideration.

Sports Channel

Probook is continuing plans to launch a multimedia Internet Sports Channel, which is intended to be developed through subcontractor/supplier relationships with INTERVU (NASDAQ: ITVU) and 1st Net Technologies (OTC BB: FNTT). Final design and development plans and schedules will be determined as negotiations are completed, and formal agreements reached, with each of the intended subcontractor/suppliers. The Sports Channel project should be considered in the design stage. No formal agreements or contracts are currently in place.

Pro Edge Quarterly Magazine

The Pro Edge Quarterly Magazine is an idea that is being developed. The magazine is a logical and complimentary product to the Pro Athlete Business Directory, and provides a convenient media for providing recent and updated business information to corporate executives doing business with sports celebrities. Probook considers the Pro Edge Quarterly Magazine to be a strongly viable future project.

(c)

Describe the industry in which the Company is selling or expects to sell its products or services And, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether price is expected to be by price, service, or other basis. Indicate the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitor's products or services, including a description of any variation in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

THE INTERNET

Internet companies are continually developing and businesses are attempting to get exposure in this global network. Current estimates are that the Internet is growing at a rate of 20-30 percent per year and has over 151 million users worldwide according to Nua Internet Surveys. In addition, electronic commerce is rapidly becoming an accepted way of buying and selling goods and services.

Probook, Inc.

ActivMedia reports that E-commerce will triple in size during 2001; 81% of Internet users plan to shop online in the next year. Online presence is predicted to hit $954 billion in 2002 according to International Data Corporation. A recent study shows that 86% of Americans are sports fans following 6 of the big 12 sports. The Internet is an incredible resource for them allowing instant information on scores, statistics, merchandise, tickets and more. The global aspect of the Internet brings American sports and its superstars to the forefront of other nations. Nations such as China, Japan and Australia can now access information on United States sports that they want.

The Internet has had a major impact on the sports industry. Traffic to football-related web sites was highest (2.7 million unique visitors) the week following the NFL playoffs (January 18-24, 1999) compared to the rest of the month according to Media Metrix (February 8, 1999). Industry Leaders such as ESPN, CBS, FOX and ABC are helping to meet these trends. These corporations dedicate huge marketing and advertising dollars to leverage their Internet presence while building upon their leadership role in the traditional market. Probook recognizes the demand and growing trends for sports related content and products and is already online with a web site establishing its own place in the Internet market.

Competition

Management believes that Probook has no current direct competition. There is no product currently on the market, which satisfies the described needs of interaction between the fans and athletes. Management has found that there is sports information, there are charity fundraisers, and there are scattered scraps of information about what athletes are currently doing. However, there are few combinations of all these things. Once Probook becomes available, competing products are expected to appear. However, management believes that by being one of the leaders in developing an extensive contact database of sports celebrities and by providing the fan with quality information, products and services; and, by continually exploring the most effective means to bring athletes and fans together, Probook, Inc. will be able to adequately maintain its necessary market share.

Pricing

Each component of the Probook business environment provides a media to reach the sports-minded individual, business, community, or sponsor. A significant portion of Probook Inc.'s revenue will be through advertising sales. Additionally, Probook will realize revenues from transactional and service fees related to sales and services. The following provides representative pricing and fees as may be expected to comprise revenues.

Internet Advertising Rates

Placement Area	Cost Per Thousand Impressions

Home Page Rotation	$40
Sport Title Page Rotation	$30
Special Events/Trivia/Store Rotation	$25
Sport Specific Athlete Rotation	$20

Probook, Inc.

Pro Athlete Business Directory Advertising

Collector's Edition Advertising Packages	Package Cost

Gold Advertising Package	$50,000
Full Page, 4 Color Advertisement
Advertisement on CD-ROM Collector's Edition
Banner Advertisement on Probook Online

Silver Advertising Package	$30,000
Half Page, 4 Color Advertisement
Advertisement on CD-ROM Collector's Edition
Banner Advertisement on Probook Online

Bronze Advertising Package	$20,000
Quarter Page, 4 Color Advertisement
Advertisement on CD-ROM Collector's Edition
Banner Advertisement on Probook Online

Collector's Edition Advertising Rates	Cost

Full Page	$40,000
Half Page	$25,000
Quarter Page	$15,000

Note:

Probook, Inc. management anticipates, due to the nature of advertising in the publishing industry, that it may be practical to offer discounts on advertising packages and rates. Advertising rates for annual or regional editions of the Pro Athlete Business Directory will be determined based on the variance in cost of normal advertising standards, and as may be appropriate for a particular region.

Pro Athlete Business Directory Cost

Probook Inc. plans to sale the Pro Athlete Business Directory to wholesalers and distributors for approximately $15.00 each. Printing costs of $6.00 each represent a conservative high estimate, and result in a gross profit margin to Probook of $9.00 per book. Wholesalers and distributors will distribute the book through their current channels and earn a reasonable profit margin, while ensuring the publication is affordable for each fan at a suggested retail price of $29.95.

Probook, Inc.

Probook Multimedia Sports Card

Design and development costs of the Multimedia Sports Card will vary significantly as the amount and complexity of information to be presented by the card is determined. While the extent of audio and video representation for promotional giveaways or media guides may be limited, trading card formats and demos may be significantly more complex. Cost and price will be determined on an individual basis, with consideration for use as a media which may be packaged with other product lines, and where volume discounts may be appropriate as in promotional giveaways, for example.

Transactional Fees, Direct Sales, Service Fees

The following provides conservative quarterly revenue estimates for the indicated activities.

Joint Ventures
Transactional fees based on driving traffic to an athlete's business.
5% of Gross Sales; $40,000 sales/month; Revenue = $6,000

Direct Sales
Percentage of direct sales from web site.
350 items/quarter at $143 average; Revenue = $50,000

Appearance Fees
Fees from booking athletes for personal appearances.
10 bookings/quarter at $2,000 average; Revenue = $20,000

Speakers Bureau
Fees from booking speaking engagements for athletes.
10 bookings/quarter at $5,000 average; Revenue = $50,000

Probook, Inc.

(d)

Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as advertising, personal contacts by sales representatives, etc.), how its marketing structure operates or will operate and the basis for its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

Probook’s goal is to build a loyal customer base, and to drive impressions to its web site. With the Internet expanding, Probook wants to be a safe and secure choice for sports fans in a confusing, somewhat cluttered market. Probook will also rely on ‘trust networks’ of visitors to build traffic to the site.

Probook hopes to use promotional and communication devices including, but not limited to the following:

Advertising (Online, Billboard, Magazine, Newspaper, Radio, TV)
Celebrity Endorsements
Community Service Programs
Direct Mail Programs
Contests and Sweepstakes
Customer Surveys
Event Sponsorships
Merchandise and Gear
Online Forums
Packaging
Newsletters
Posters
Signage
Trade Show and Sporting Event Kiosks
Logo items for staff, athletes and customers
Affiliate Program
Athlete Autograph Tour

Probook will utilize its unique content to establish strategic alliances with other companies to further market itself. For example, teaming with a branded auction site to offer sports memorabilia from some of the great athletes in the world will further build awareness of Probook.

Probook's marketing strategy to penetrate existing marketing venues and direct visibility to our web site, include the specific identification and prospecting of available advertising venues, which may include a number of those previously listed. An Introductory and Advertising Plan will be designed as the full complement of advertising venues has been selected. To the extent possible, Probook's plan will ensure the scheduling and timing of selected venues is fully exploited to our benefit; for example, posters, signage, kiosks, and logo items at complimentary or affiliated trade shows or porting events. Implementation of Probook's Introductory and Advertising Plan is further defined as an integral part of our business implementation plan, refer to Question 4 following, whereas the plan's implementation follows a series of event completions structured to ensure the plan has been properly formulated and its implementation will be successful.

Probook, Inc.

(e)

State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

Probook, Inc. does not currently have a backlog of written firm orders, and as a "development stage" company does not have any comparative data for the recent year.

(f)

State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been on the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

As of July 15th, 2000, the Company has one full-time employee who is primarily engaged in marketing and sales. Because the Company is in a developmental stage, two part-time consultants provide services to the Company in the areas of ongoing support research and development and financial consulting. The Company makes use of additional outside consultants and independent contractors to perform various functions, such as legal matters, programming, engineering, development, and accounting. The Company believes this approach not only allows it to limit expenses, but also provides maximum flexibility to react to a changing market environment. The Company's employees are not represented by a labor union. The Company believes that its employee relations are good.

The Company expects to have two full-time employees by the end of 2000. The President will perform a multitude of company functions. It is anticipated that a full-time office manager will be added in the following year, whose duties would include bookkeeping, as well as accounts receivable and payable.

(g)

Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the source of financing it expects to use in obtaining these properties, whether by purchase, lease, or otherwise.

The Company's executive offices are located at 205 West 5th Avenue, #105, Escondido, California 92025 in an approximately 500 square foot space. This space, which houses all of the Company's current operations, is leased on a month-to-month rental agreement. The monthly base rental payment under the agreement is approximately $500.

Probook, Inc.

(h)

Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentially agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

The Company has not filed any patent applications with respect to its business. The Company does not expect to have any dependency upon patents, copyrights, trade secrets, know-how, or other proprietary information in the operation of its business.

Probook, Inc. does not intend to become a manufacturer of any of the products or services provided on behalf of the company. In the absence of product development, Probook does not specifically expend financial resources for research and development. Technology research and development as benefits Probook's product and services will be gained as negotiations and agreements are reached with associate companies. Market research undertaken by Probook, Inc. primarily consisted of available and published resources, whereas expenditures to acquire or use these materials was minimal.

(i)

If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effect or potential effects upon the Company.

Probook, Inc.'s business, products, or properties are not currently known to be subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies.

(j)

State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

Probook, Inc. does not have any subsidiaries.

(k)

Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in the Offering Circular accordingly).

Proboook, Inc., "a development stage company", has had no material events (including material mergers or acquisitions) since its inception, nor are any mergers, acquisitions, spin-offs, etc. pending or anticipated in the foreseeable future.

Probook, Inc.

4 (a).

If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

The Company has formulated a plan of operations for the next twelve months as detailed below. The Company intends to use the net proceeds of its revenues, if and when established, to improve its services, web site advertising and promotions. In the Company’s opinion, proceeds from possible future equity funding and loans will satisfy its cash requirements for the next twelve months. The Company has financed its operations since inception from the sale of equity.

By the end of fiscal 2001, in order to implement strategic plans and meet anticipated working capital needs, the Company estimates that it may require an additional $100,000 in capital.

Funds may be raised through private placements or other financial arrangements including debt or equity. There is no assurance that such additional financing will be available when required in order to proceed with business plans, or that the Company’s ability to respond to competition or changes in the market place or to exploit opportunities will not be limited by lack of available capital financing. If the Company is unsuccessful in securing the additional capital needed to continue operations within the time required, the Company will not be in a position to continue operations and the stockholders may lose their entire investment.

Number of Months
	Manner of Occurrence/	After Registration Filing
Event or Milestone	Method of Achievement	when should be accomplished

Infrastructure setup	Complete web site development	4 months
(Events)	Complete database expansion
Complete employment requirements

Develop agreements,	Develop and finalize formal agreements	7 months
Finalize product plans,	- Subcontractor/supplier relationships
Develop advertising plan	- Printers and CD-ROM production
(Events)	Finalize product and services plan
Agreements for product distribution
Identify and prospect potential advertising venues

Readiness Evaluation	Evaluate web site, database, product and	9 months
(Milestone)	services readiness; required agreements.
Implement advertising and introduction plans

Exposure Evaluation	Review market exposure / advertising results	12 months
(Milestone)

Probook, Inc.

4 (b).

State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs.

Number of Months
	Manner of Occurrence/	After Registration Filing
Event or Milestone	Method of Achievement	when should be accomplished

Infrastructure setup	Complete web site development	4 months
(Events)	Complete database expansion
Complete employment requirements

Develop agreements,	Develop and finalize formal agreements	7 months
Finalize product plans,	- Subcontractor/supplier relationships
Develop advertising plan	- Printers and CD-ROM production
(Events)	Finalize product and services plan
Agreements for product distribution
Identify and prospect potential advertising venues

Readiness Evaluation	Evaluate web site, database, product and	9 months
(Milestone)	services readiness; required agreements.
Implement advertising and introduction plans

Exposure Evaluation	Review market exposure / advertising results	12 months
(Milestone)

Infrastructure

A delay in the completion of infrastructure setup will cause a corresponding delay to all subsequent events. Probook's web site, www.Probookbiz.com, is currently in position and active. While certain refinements and expansion may be undertaken, web site development is not considered by management to be any level of exposure to current business undertakings.

Database expansion is considered an ongoing requirement; except, as a defined event, is intended to represent the need to ensure a sufficient number of sports celebrities' information is contained in the database to satisfy expectations of our initial customers.

Probook, Inc. will ensure additional personnel requirements are fully defined, interviews conducted, and starting dates are committed to ensure the business plan may be implemented on schedule. Current requirements are for an additional two full-time employees in the twelve-month timeframe specified, plus the need to hire an office manager in the following twelve-month period.

Probook, Inc.

Agreement and Plans

Subcontractor/supplier agreements must be fully developed and formally completed to ensure product and services plans can be finalized. Probook has identified potential subcontractor/suppler relationships in the development of the Multimedia Sports Card, as well as TV and Radio and Sports Channel ventures. Additionally, Probook may include an Affiliate Program, where affiliated companies may share the Probook web site or benefit from "links" at the web site to affiliated company web sites.

A printer subcontractor/supplier has been identified and costs determined for the Pro Athlete Business Directory publication, no formal agreement with the identified printer is currently in place. Agreements must also be entered into for the distribution of publications; which may include book and software distributors, major stadium concessionaires, trade shows, bookstores, and other sports collectibles outlets.

With the finalization of product plans, advertising venues will be identified and prospected to permit the introduction of Probook, Inc. Marketing plans must be finalized, in preparation for implementation immediately following the successful completion of an implementation readiness evaluation.

A delay in the completion of the agreements and plans events will cause a delay in the Company's ability to finalize product plans, which will cause business plan adjustments to compensate for later product development and availability dates. Agreements delayed and affecting publication of the Pro Athlete Business Directory may cause a significant loss of revenues due to the potential loss of advertisers; as well as impacting the ability to acquire advertisers for subsequent or future publications..

Readiness Evaluation

The Readiness Evaluation milestone includes a review of all previously identified events and, upon successful completion, permits the implementation of advertising and introduction plans. Partial completion may be considered, depending upon the significance of the failed event, with a corresponding adjustment to business, product, and advertising plans to compensate for the product or service to be omitted or delayed. Probook, Inc. intends the Readiness Evaluation to include the results of Test and Fulfillment exercises to ensure the web site and database are fully capable of responding to inquiries, product sales, and services fulfillment.

Exposure Evaluation

Market exposure and advertising results provide a milestone to validate the effectiveness of advertising and introductory plans. Management will use a variety of tools to perform this evaluation; including web site visitations, the ratio of web site visitations to sales and services orders, product and services orders, athlete and affiliate feedback. A delay in achieving satisfactory response rates may require advertising plans to be improved and further implemented.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated timeframe is realistic, and should assess the consequences of delays or failure of achievement in making an investment decision.

Probook, Inc.

USE OF PROCEEDS

11.

Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any not, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

In the Company’s opinion, proceeds from possible future equity funding and loans will satisfy its cash requirements for the next twelve months. The Company has financed its operations since inception from the sale of equity. During the next six months certain funds will need to be raised.

The Company has retained the services of a private investment banking firm that specializes in assisting select companies with equity investment. The firm provides guidance and consultation to the Company, primarily in the areas of preparing corporate finance and public market development. The Company has paid a cash fee of $3,000 as compensation for services to be rendered by the firm.

DESCRIPTION OF SECURITIES

14.

The securities being offered hereby are:
[ X	]	Common Stock [ ] Preferred or Preference Stock	[	]	Notes or Debentures
[	]	Units of two or more type of securities composed of:
[	]	Other:

No sale of securities is authorized by this filing. The common stock of the Company is being registered under Section 12(g) of the Securities Exchange Act of 1934.

The Company has 20,000,000 common shares authorized. Each share of Common Stock is entitled to share pro rata in dividends and distributions with respect to the Common Stock when, as and if declared by the Board of Directors from funds legally available for any of the Company’s securities. Upon dissolution, liquidation or winding up of the Company, the assets will be divided pro rata on a share-for-share basis among holders of the shares of Common Stock after-any required distribution to the holders of the preferred stock. All shares of Common Stock outstanding are fully paid and non-assessable and the shares will, when issued upon payment therefore as contemplated hereby, be fully paid and non-assessable.

Probook, Inc.

15.	These securities have:
	[	]	Cumulative voting rights
	[	]	Other special voting rights
	[	]	Preemptive rights to purchase in new issues of shares
	[	]	Preference as to dividends or interest
	[	]	Preference upon liquidation
	[	]	Other special rights or preferences (specify):

The securities have none of the above special rights or preferences.

16. Are the securities convertible? [ ] Yes [ X ] No

If so, state conversion price or formula:

Date when conversion becomes effective:

. Date when conversion expires:

17(a). If securities are notes or other type of debt securities:

1.	What is the interest rate? If interest rate is variable or multiple rates, describe: _____
2.	What is the maturity date? If serial maturity dates, describe: _______
3.	Is there a mandatory sinking fund? Describe: _______
4.	Is there a trust indenture? Name, address and telephone number of Trustee: _____
5.	Are the securities callable or subject to redemption? Describe, including redemption prices: ____
6.	Are the securities collateralized by real or personal property? Describe: ______
7.	If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $____________
How much indebtedness shares in right of payment on an equivalent basis? $___________
How much indebtedness is junior (subordinated) to the securities? $___________

Question 17(a) is shown in content and format for continuity; and, is not applicable regarding Probook, Inc. as securities are not notes or other types of debt securities.

Probook, Inc.

17(b). If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earning" means pre-tax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Question 17(b) is shown in content for continuity; and, is not applicable regarding Probook, Inc. as securities are not notes or other types of debt securities.

18. If securities are Preference or Preferred stock:

Are unpaid dividends cumulative?	[	]	Yes	[	]	No
Are securities callable?	[	]	Yes	[	]	No
Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of Preferred or Preference Stock, notes or other securities being offered.

Question 18 is shown in content for continuity; and, is not applicable regarding Probook, Inc. as securities are not Preference or Preferred Stock.

19.

If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

Probook, Inc. is offering shares of Common Stock, and has entered into no loan or financing arrangements or otherwise that would place restrictions on dividends or the ability to declare dividends.

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis: $ 8,930.00

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28.

If the company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

The Company has never paid dividends. At present, the Company does not anticipate paying any dividends on its Common Stock in the foreseeable future and intends to devote any earnings to the development of the Company’s business.

Probook, Inc.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29.	Chief Executive Officer	Title: President
	Name: David Spoon	Age: 38
Office Street Address: 205 West 5th Avenue, #105
Escondido, California 92025
Telephone: (760) 233,2772

David Spoon

President, Member of the Board of Directors

Mr. Spoon is currently serving as President and Chairman of the Board of Directors of Probook, Inc. His job responsibilities include business development, general supervision of labor, product, marketing, and control of all of the business affairs of the corporation. He works with professional athletes in marketing their business and charities. He started at Probook in January of 1998.

In 1989, Mr. Spoon created Racham, a corporation that had grown to over three hundred people before 1993. He also functioned as the chief executive officer for that same corporation. From 1982 to 1988 Mr. Spoon has had extensive involvement in the business community including participating in real estate, insurance, advertising, and various administrative duties.

He is also the president of Scribbler Productions and has been the vice president of Tuning Spoon Publishing from 1996 through 1999. Mr. Spoon holds licenses for real estate and investments, and in addition holds three separate ordinations from different religious denominations. He has hosted various radio shows through out the country.

Mr. Spoon was offered an honorary B.A. Degree from Fuller Theological Seminary in 1994.

30.	Chief Operating Officer	Title: Vice President
	Name: Jeffrey Chatfield	Age: 37
Office Street Address: 205 West 5th Avenue, #105
Escondido, California 92025
Telephone: (760) 233,2772

Jeffery Chatfield

Vice President, Member of the Board of Directors

Mr. Chatfield is currently the Vice President and a Member of the Board of Directors. His job responsibilities will consist of interior operations along with client relations. Mr. Chatfield is also currently the Vice President, Investor Relations of 1st Net Technologies, Inc., a professional Internet company located in San Diego. From 1991 to 1995, Mr. Chatfield was Financial Consultant for A.G. Edwards & Sons. From 1995 to 1998 Mr. Chatfield was the Associate Vice President of Presidential Brokerage, Inc., a California corporation. He obtained his B.S. degree in Finance & Banking from National University in 1987.

Probook, Inc.

31.	Chief Financial Officer	Title: Secretary
	Name: Mary E. Writer	Age: 40
Office Street Address: 205 West 5th Avenue, #105
Escondido, California 92025
Telephone: (760) 233,2772

Mary E. Writer

Secretary, Member of the Board of Directors is currently the Secretary/Treasurer and a member of the Board of Directors. Ms. Writer has served as Secretary/Treasurer and Director since the Company’s inception in 1997. Her job responsibilities include setting up and maintaining all accounting records, including accounts payable, accounts receivable, payroll, taxes, and all incorporation filings and business licenses. Ms. Writer most recently served as Secretary/Treasurer for 1st Net Technologies, Inc. from 1995 –1999, an Internet company that specializes in enabling core technologies for the Internet. Ms. Writer was also the founder and President of Celebrity Network which was sold to 1st Net Technologies.

Ms. Writer has received no higher education, degrees or specialized training.

32.	Other Key Personnel

None.

DIRECTORS OF THE COMPANY

33.	Number of Directors:
	If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

	Directors and Executive Officers

	Name	Age	Position

	David Spoon	38	Interim President & Chairman of the Board

	Jeff Chatfield	37	Vice President / Director

	Mary Writer	40	Secretary / Treasurer / Director

The Directors named above will serve until the next annual meeting of the Company’s shareholders. Thereafter, Directors will be elected for one-year terms at the annual shareholder’s meeting. Officers will hold their positions at the appointment of the board of directors.

34.

Information concerning outside or other Directors (i.e., those not described above):

Probook, Inc. has no other Directors other than those previously described.

Probook, Inc.

35(a). Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

None of the officers or directors of Probook, Inc. have ever worked for or managed a company (including any separate subsidiary or division of a larger enterprise) in the same business as the Company.

35(b). If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion of trade secrets, know-how or other proprietary information.

None of the officers or directors of Probook, Inc. have ever worked for or managed a company (including any separate subsidiary or division of a larger enterprise) in the same business as the Company. No non-compete or non-disclosure agreements exist between the management of Probook, Inc. and any prior or current employer.

35(c). If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

David Spoon, President

In 1989, Mr. Spoon created Racham, a corporation that grew to over three hundred people before 1993. He functioned as Chief Executive Officer for Racham corporation during implementation and development, overseeing business strategy and marketing plan development, financial requirements and acquisition, and management and employee staffing.

35(d). If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

None of Probook, Inc. key personnel are consultants or other independent contractors.

35(e). If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

Probook, Inc. does not have key life insurance policies on any of its Officers, Directors, or key personnel.

36.

If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any such persons was a general partner at or within the last five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Probook, Inc. management is aware of no petition under the Bankruptcy Act or any State insolvency law having been filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer having been appointed by a court for the business or property of any such persons, or any partnership in which any such persons was a general partner at or within the last five years, or any corporation or business association of which any such person was an executive officer at or within the past five years.

Probook, Inc.

PRINCIPAL STOCKHOLDERS

37.

Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Probook, Inc. was incorporated on January 14, 1998 with authorized shares of 20,000,000 common stock and 10,000,000 preferred stock. Currently issued and outstanding stock is 1,237,433 shares of common stock, no preferred stock issued or outstanding.

	# of shares		# of shares	*	*
	now held	% of total	after offering		% of total

Moon Lew	366,000	29.6	366,000		29.6
2122 Mason Street
San Francisco, CA 94133

John M. Puskas	155,000	12.5	155,000		12.5
193 Iron Mountain. Blvd.
Lake Oswego, OR 97034

Officers

Mary E. Writer	50,000	4.0	50,000		4.0
David Spoon	50,000	4.0	50,000		4.0
Jeffrey Chatfield	50,000	4.0	50,000		4.0

* NOTE

This filing is not authorizing the sale of securities. The common stock of the Company is being registered under Section 12(g) of the Securities Act of 1934.

38.

Number of shares beneficially owned by Officers and Directors as a group:
Before offering: 150,000
After offering: 150,000

(Assumes all options exercised and all convertible securities converted.)

* NOTE

This filing is not authorizing the sale of securities. The common stock of the Company is being registered under Section 12(g) of the Securities Act of 1934.

Probook, Inc.

MANAGEMENT RELATIONSHIPS, TRANSACTIONS, REMUNERATION

39(a). If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

None of the Officers, Directors, key personnel or principal stockholders of Probook, Inc. are related by blood or marriage.

39(b). If the Company has made loans to or is doing business with any of its Officers, Directors, or key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

In September 2000; founders, officers, directors, and past employees voluntarily returned and the Company has cancelled 3,135,000 shares of the company's common stock. The current issued and outstanding shares of common stock is 1,237,433.

During 2000, the Company sold all of its equipment and furniture with a cost basis of $25,562 to an affiliate for $2,850. The Company recognized a net loss of $22,712 on this transaction.

The Company issued on December 31, 1999, 70,000 shares of its common stock to a current shareholder in exchange for the cancellation of indebtedness due this individual of $72,716 which consisted of a $70,000 cash advance and accrued interest of $2,716.

The Company issued on December 31, 1999, 17,000 shares of its common stock to an affiliate in exchange for the cancellation of indebtedness owed amounting to $17,045 which consisted cash advances of $17,000 and accrued interest of $45.

During 1999, the Company received from a shareholder 4,000 shares of its common stock, which were cancelled. In exchange for the shares, the Company paid $8,000 evidenced by a promissory note. In 1999, the Company paid $8,800 to the shareholder, which included accrued interest.

During 1999, the Company leased office space from an affiliate on a month-to-month basis. As of December 31, 1999, the Company owed this affiliate $60,959 which consisted of advances totaling $41,936, accrued interest of $345, and accrued rent and other related office expenses totaling $18,678. On December 31, 1999, the Company issued 60,614 shares of its common stock to this affiliate in exchange for canceling the indebtedness.

In exchange for the cancellation of $23,258 due an affiliate for advances the company transferred to this affiliate certain technology which the Company was in the process of developing.

Probook, Inc. has no current plans to make loans or do business with any of its Officers, Directors, key personnel, 10% stockholders, relatives thereof, or controllable entities.

39(c). If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligation, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

None of Probook, Inc. Officers, Directors, key personnel, or 10% stockholders has guaranteed or co-signed any bank debt, obligation, or any other indebtedness pertaining to the company.

Probook, Inc.

40.

(a). List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:
(b). If remuneration is expected to change or has been unpaid in prior years, explain.
(c). If any employment agreements exist or are contemplated, describe:

In fiscal 2000, the aggregate amount of compensation expected to be paid to all executive officers and directors as a group for services in all capacities will be approximately $12,000.00.

There are no annuity, pension or retirement benefits proposed to be paid to Officers, Directors, or employees of Probook, Inc. in the event of retirement at normal retirement date pursuant to any existing plan provided by Probook, Inc.

No employment agreements currently exist or are contemplated until the company is profitable.

41(a).

Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: 0 shares. ( 0 % of total shares to be outstanding after completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. Not applicable.

State expiration dates, exercise prices, and other basic terms for these securities: Not applicable.

41(b).

Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 0 shares.

41(c).

Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Common stock may be issued from time to time without action by the stockholders. The common stock may be issued for such consideration as may be fixed from time to time by the Board of Directors. The Board of Directors may issue such shares of common stock in one or more series, with such voting powers powers, designations, preferences, rights and qualifications, limitations and restrictions thereof as shall be stated by the Board of Directors in resolution or resolutions adopted by them and authorized by the Articles of Incorporation and By-Laws of Probook, Inc. Holders of the common stock of the corporation shall not have any preference, preemptive right, or right of subscription to acquire any shares of the corporation, nor to any right of subscription thereto, other to the extent, if any, the Board of Directors may determine from time to time.

42.

If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon termination.

Probook, Inc. is dependent on the availability of services from personnel in specific assignments. Specific skills required in such assignments are not such that terminated personnel will have an advantage as to competition with the company. No specific arrangements with any personnel have been made, or are presently contemplated.

Probook, Inc.

LITIGATION

43.

Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors, or other key personnel. State the name of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extend feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

The officers and directors of Probook, Inc. are aware of no past, pending or threatened litigation or administrative action which would have any material effect upon the company's business, financial condition, or operations, including any such litigation or action involving the company's officers, directors, or other key personnel.

MISCELLANEOUS FACTORS

45.

Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

Probook, Inc. is not aware of any additional or miscellaneous factors, either adverse or favorable, which are necessary to clarify, make complete or not misleading, such information provided in this document..

MANAGEMENT'S DISCUSSION//ANALYSIS OF RELEVANT FACTORS

47.

If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

Operational losses shown in the financial statements are a result of organizational costs, including changes in management and personnel, and cost effective practices implemented to reduce costs. Probook, Inc. management believes these measures taken have produced an effective organizational structure, an efficient and capable management team, and cost effective operational practices. Management believes the actions taken have sufficiently addressed underlying causes of inappropriate management actions and inefficient operational expenditures, and that the correction of these causes will preclude any similar reoccurrence.

48.

Describe any trends in the Company's historical operating results. Indicate changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of impact.

Probook, Inc. management is aware of no significant trends of operational results, nor changes in the underlying economics of the industry or the Company's business, which will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months.

Probook, Inc.

49.

If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: __%
What is anticipated gross margin for next year of operations? __% If this is expected to change, explain.
Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Probook, Inc. does not have significant product sales data for the previous fiscal year, from which to draw gross margin comparatives as a percentage of sales, nor to effectively predict gross margin figures for the next year of operations. Probook, Inc. is not aware of a source or sources for acquiring comparative gross margin figures for the industry.

50.

Foreign sales as a percent of total sales for last fiscal year: ____%
Domestic government sales as a percent of total domestic sales for last fiscal year: ____%
Explain the nature of these sales, including any anticipated changes:

Probook, Inc. is a "development stage" company and has no sales volume data to represent foreign or domestic sales as a percentage of total sales.

Probook, Inc.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

Identify the principal market or markets where the small business issuer's common equity is traded. If there is no public trading market, so state.

There is currently no public market for the Company’s stock.

Legal Proceedings

Identify any pending legal proceeding to which the same business issuer is a party; name of court or agency, date proceeding began, principal parties, description of underlying facts, relief sought.

There are no legal proceedings pending or threatened against the Company.

Changes in and Disagreements with Accountants

As applicable; where changes in or disagreements with accountants on matters of accounting or financial disclosure pertain, or where a principal account currently or in recent years resigned or was dismissed.

The Company has had no changes in or disagreements with its Accountants since inception.

Recent Sales of Unregistered Securities

Provides information for all securities that the small business issuer sold within the past three years without registering the securities under the Securities Act.

On January 15, 1998, the Company commenced an offering, pursuant to Regulation D of the Securities Act of 1933 (the “Act”), which resulted in the sale of 200,000 shares of its common stock at a price of $1.50 per share for a total of $300,000 being received by the Company.

On May 26, 1998, the Company commenced an offering, pursuant to Regulation D of the Securities Act of 1933 (the “Act”), which resulted in the sale of 350,000 shares of its common stock at a price of $2.00 per share for a total of $700,000 being received by the Company.

Through private placement offerings in reliance on exemptions from registration, the Company received $210,875 during 1999 through the issuance of 102,974 of its common stock.

The Company issued 147,614 of its common stock in 1999 in exchange for the cancellation of indebtedness totaling $150,720.

In January 2000, the Company received $30,000 through the issuance of 15,000 shares of its common stock, in reliance on exemptions from registration.

In July 2000, the Company received $100,000 through the issuance of 200,000 shares of its common stock,.

Probook, Inc.

Indemnification of Directors and Officers

States any statute, charter provision, by-law, or other arrangement insures or indemnifies a controlling person, director or officer which affects liability in that capacity.

So far as permitted by the California Corporations Code, the Company’s Articles of Incorporation provide that the Company will indemnify its Directors and Officers against expenses and liabilities they may incur and defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been Company Directors or Officers unless, in any such action, they are adjudged to have acted with gross negligence or to have engaged in willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, (collectively, the “Acts”) may be permitted to directors, officers or controlling persons pursuant to foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Acts and is, therefore, unenforceable.

Probook, Inc.

PART F/S

FINANCIAL STATEMENTS

CONTENTS

Document		Page

Cover Page		F-1
Independent Auditor's Report		F-2
Balance Sheet		F-3 and F-4
Statement of Operations		F-5
Statement of Stockholders Equity		F-6
Statement of Cash Flows		F-7 and F-8
Notes to Financial Statements		F-9 through F-11

PROBOOK, INC.

FINANCIAL STATEMENTS

as of June 30, 2000 and December 31, 1999
and from inception (January 14, 1998) through June 30, 2000

Independent Auditors' Report

Board of Directors
Probook, Inc.
San Diego, California

We have audited the accompanying balance sheets of Probook, Inc., (A Development Stage Company) as of June 30, 2000, and December 31, 1999, and the related statements of operations, cash flows, and stockholders' equity for the six-months ended June 30, 2000, for the year ended December 31, 1999, and for the period from inception (January 14, 1998) through June 30, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Probook, Inc. as of June 30, 2000, and December 31, 1999, and the results of of its operations and its cash flows for the six-months ended June 30, 2000, for the year ended December 31, 1999, and for the period from inception (January 14, 1998) through June 30, 2000, in conformity with generally accepted accounting principles.

ss/ Jonathon P. Reuben C.P.A.

Jonathon P. Reuben, C.P.A.
An Accountancy Corporation
Torrance. California
September 16, 2000

PROBOOK, INC. (A Development Stage Company) BALANCE SHEETS

	June 30,	December 31,
	2000	1999
Assets

Current Assets
Cash and Cash Equivalents	$8,930	$3,603
Prepaid Expenses	1,688	1,688

Total Current Assets	10,618	5,291

Property and Equipment
Computer Equipment	-	29,802
Furniture	-	10,078
Office Equipment	-	2,609
	-	42,489
Less Accumulated Depreciation	-	(12,679)
	-	29,810

Total Assets	$ 10,618	$ 35,101

The accompanying notes are an integral part of the financial statements.

PROBOOK, INC. (A Development Stage Company) BALANCE SHEETS

	June 30,	December 31,
	2000	1999

Liabilities and Stockholders' Equity (Deficit)

Current Liabilities
Accounts payable	$2,326	$4,386
Income taxes payable	2,763	1,600
Loans payable	13,500	3,000

Total Current Liabilities	18,589	8,986

Stockholders' Equity (Deficit)
Common Stock, par value $.001 per share;
authorized 20,000,000 shares; issued and outstanding
4,172,433 shares as of June 30, 2000, and
4,157,433 shares as of December 31, 1999	4,172	4,157
Additional Paid-in Capital	1,190,893	1,160,908
Deficit Accumulated During the Development Stage	(1,203,036)	(1,138,950)

Total Stockholders' Equity (Deficit)	(7,971)	26,115

Total Liabilities and Stockholders' Equity (Deficit)	$ 10,618	$ 35,101

The accompanying notes are an integral part of the financial statements.

PROBOOK, INC. (A Development Stage Company)

STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT

			From Inception
	For the Six	For the Year	(January 14, 1998)
	Months Ended	Ended	Through
	June 30, 2000	December 31, 1999	June 30, 2000

Income	$-	$-	$ -

Operating Expenses	(40,475)	(400,456)	(1,201,595)

Loss from Operations	(40,475)	(400,456)	(1,201,595)

Other Income (Expenses)
Rental income	-	2,750	4,250
Interest income	-	-	960
Gain on sale of technology	-	23,258	23,258
Loss on sale of equipment and furniture	(22,712)	-	(22,712)
Interest expense	(99)	(4,698)	(4,797)

Net Loss Before Income Taxes	$(63,286)	$(379,146)	$ (1,200,636)

Income Taxes	(800)	(800)	(2,400)

Net Loss	(64,086)	(379,946)	(1,203,036)

Basic Loss Per Share	$ (0.0154)	$ (0.0956)

Proforma Weighted Average
Common Shares Outstanding (Note 2)	(0.0619)	(0.4449)

The accompanying notes are an integral part of the financial statements.

PROBOOK, INC. (A Development Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

FROM THE COMPANY'S INCEPTION (JANUARY 14, 1998) THROUGH JUNE 30, 2000

				Deficit
				Accumulated
				During the
	Common Stock		Paid-in	Development
	Shares	Amount	Capital	Stage

Shares issued for cash	3,904,345	$3,904	$807,558	$-
Net loss from Company's inception
(January 14, 1998) through December 31, 1998 -		-	-	(759,004)

Balance - December 31, 1998	3,904,345	$3,904	$807,558	$(759,004)

Shares issued for cash	109,474	110	210,773	-
Shares issued for cancellation of indebtedness	147,614	147	150,573	-
Shares cancelled in exchange for debt	(4,000)	(4)	(7,996)	-
Net loss for the year ended December 31, 1999	-	-	-	(379,946)

Balance - December 31, 1999	4,157,433	$4,157	$1,160,908	$(1,138,950)

Shares issued for cash	15,000	15	29,985	-
Net loss for the six-months ended
June 30, 2000	-	-	-	(64,086)

Balance - June 30, 2000	4,172,433	$ 4,172	$ 1,190,893	$ (1,203,036)

The accompanying notes are an integral part of the financial statements.

PROBOOK, INC.

(A Development Stage Company) STATEMENT OF CASH FLOWS

			From Inception
	For the Six	For the Year	(January 14, 1998)
	Months Ended	Ended	Through
	June 30, 2000	December 31, 1999	June 30, 2000

Cash Flows from Operating Activities
Net Loss	$(64,086)	$(379,946)	$(1,203,036)
Adjustments to reconcile net loss to net cash
provided by operating activities:
Amortization	-	766	871
Depreciation	4,248	8,460	16,927
Interest expense	363	3,768	4,131
Gain on sale of technology	-	(23,258)	(23,258)
Loss on disposition of assets	22,712	-	22,712
(Increase) Decrease in Assets			-
(Increase) decrease in employee advances	-	3,239	-
(Increase) decrease in prepaid expenses	-	2,726	(1,688)
(Increase) in organization costs	-	-	(871)
Increase (Decrease) in liabilities			-
Increase (decrease) in accounts payable	(2,060)	699	21,004
Increase (decrease) in income taxes payable	800	800	2,400

Net cash use in operating activities	(38,023)	(382,746)	(1,160,808)

Cash Flows from Investing Activities
Proceeds from sale of assets	2,850	-	2,850
Equipment acquisition	-	(350)	(42,489)

Net cash provided (used) in investing activities	2,850	(350)	(39,639)

Cash Flows from Financing Activities
Gross proceeds from private offerings	30,000	210,875	1,052,345
Advances from affiliates	13,500	170,112	183,612
Repayments to affiliates	(3000)	(13,195)	(26,580)
Loans to affiliates	-	-	(5,000)
Loan repayments from affiliates	-	5,000	5,000

Net cash provided by financing activities	40,500	372,792	1,209,377

Net Increase (Decrease) in Cash
and Cash Equivalents	5,327	(10,304)	8,930

Beginning Balance - Cash and Cash Equivalents	3,603	13,907	-

Ending Balance - Cash and Cash Equivalents	$ 8,930	$ 3,603	$ 8,930

The accompanying notes are an integral part of the financial statements.

     PROBOOK, INC. (A Development Stage Company) STATEMENT OF CASH FLOWS

Supplemental Information

Non-cash Investing and Financing Activities:

During 1999, the Company issued 147,614 shares of its common stock in exchange for the cancellation of indebtedness totaling $150,720.

In 1999, the Company issued an $8,000 promissory note to an investor in exchange for 4,000 shares of its common stock which was subsequently cancelled.

Cash Paid For:

From Inception
For the Six	For the Year	(January 14, 1998)
Months Ended	Ended	Through
June 30, 2000	December 31, 1999	June 30, 2000

Interest Expense	$-	$1,331	$2,221

Income Taxes	$-	$-	$-

The accompanying notes are an integral part of the financial statements.

PROBOOK, INC. (A Development Stage Company) NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization

Probook, Inc. (the "Company") was incorporated in California on January 14, 1998, for the purpose of providing management, production, marketing, and other related services to entertainers, athletes and others.

The Company is in the development stage as defined in FASB Statement 7. The Company has not paid any dividends and dividends, which may be paid in the future, will depend on the financial requirements of the Company and other relevant factors.

Note 2 - Summary of Significant Accounting Policies

a. Property and Equipment

The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the straight-line method for financial reporting purposes and for income tax reporting purposes. Depreciation charged to operations for the six-months ended June 30, 2000, and for the year ended December 31, 1999, was $4,248 and $8,460, respectively.

b. Net Loss Per Share

The Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 128, “Earnings Per Share” (“EPS”) that established standards for the computation, presentation and disclosure of earnings per share, replacing the presentation of Primary EPS with a presentation of Basic EPS. Basic weighted average shares outstanding at June 30, 2000 and December 31, 1999, were 1,035,867 and 853,967, respectively.

c. Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash and cash equivalents to include all stable, highly liquid investments with maturities of three months or less.

d. Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

e. Income Taxes

The Company accounts for its income taxes under the provisions of Statement of Financial Accounting Standards 109 ("SFAS 109"). The method of accounting for income taxes under SFAS 109 is an asset and liability method. The asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of other assets and liabilities.

PROBOOK, INC. (A Development Stage Company) NOTES TO FINANCIAL STATEMENTS

f. Fair Value of Financial Instruments

Pursuant to SFAS No. 107, “Disclosures About Fair Value of Financial Instruments”, the Company is required to estimate the fair value of all financial instruments included on its balance sheets as of June 30, 2000 and December 31, 1999. The Company considers the carrying value of such amounts in the financial statements to approximate their face value.

g. New Accounting Pronouncements

SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for reporting and displaying comprehensive income and its components in financial statements. The Company adopted the provisions of SFAS No. 130 in 1998, but has had no elements of comprehensive income since inception.

SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information”, establishes a new model for segment reporting, called the “management approach” and requires certain disclosures for each segment. The management approach is based on the way the chief operating decision-maker organizes segments within a company for making operating decisions and assessing performance. The Company adopted the provisions of SFAS No. 131 in 1998, but currently is in the development stage.

Note 3 – Transactions with Affiliates

a. During 1999, the Company leased office space from an affiliate on a month-to-month basis. As of December 31, 1999, the Company owed this affiliate $60,959 which consisted of advances totaling $41,936, accrued interest of $345, and accrued rent and other related office expenses totaling $18,678. On December 31, 1999, the Company issued 60,614 shares of its common stock to this affiliate in exchange for canceling the indebtedness.

b. The Company issued on December 31, 1999, 70,000 shares of its common stock to a current shareholder in exchange for the cancellation of indebtedness due this individual of $72,716 which consisted of a $70,000 cash advance and accrued interest of $2,716.

c. The Company issued on December 31, 1999, 17,000 shares of its common stock to an affiliate in exchange for the cancellation of indebtedness owed amounting to $17,045 which consisted cash advances of $17,000 and accrued interest of $45.

d. In exchange for the cancellation of $23,258 due an affiliate for advances the company transferred to this affiliate certain technology which the Company was in the process of developing.

e. During 2000, the Company sold all of its equipment and furniture with a cost basis of $25,562 to an affiliate for $2,850. The Company recognized a net loss of $22,712 on this transaction.

f. During 1999, the Company received from a shareholder 4,000 shares of its common stock, which were cancelled. In exchange for the shares, the Company paid $8,000 evidenced by a promissory note. In 1999, the Company paid $8,800 to the shareholder, which included accrued interest.

PROBOOK, INC. (A Development Stage Company) NOTES TO FINANCIAL STATEMENTS

Note 4 - Issuance of Common Stock

Through private placement offerings, the Company received $210,875 during 1999 through the issuance of 102,974 of its common stock. As indicated above, the Company issued 147,614 of its common stock in 1999 in exchange for the cancellation of indebtedness totaling $150,720.

In January 2000, the Company received $30,000 through the issuance of 15,000 shares of its common stock.

Note 5 - Income Taxes

For income tax reporting purposes, the Company is treated as a start up. All losses the Company incurred prior to the commencement of its operations are suspended. As of June 30, 2000, the Company has suspended losses of $1,204,724. Upon the commencement of the Company’s operations, the suspended losses will be amortized for income tax purposes over a five-year period to offset future earnings.

An allowance has been provided for by the Company which reduced the tax benefits accrued by the Company for these start up costs to zero, as it cannot be determined when, or if, the tax benefits derived from these losses will materialize.

Note 6 – Subsequent Events

In July 2000, the Company received $100,000 through the issuance of 200,000 shares of its common stock.

In September 2000, the founders, officers, directors and past employees of the Company have voluntarily returned to the Company 2,955,468 of its common stock which have been subsequently cancelled.

INDEX TO EXHIBITS

		Exhibit Page #s	Document Page #s
(3)	Charter and By-Laws
	(i) Charter and	Articles 0	44
	Articles of Incorpoaration	Articles 1	45
	(ii) By-Laws	Bylaws 1 - 10	46 - 55

(4)	Instruments defining the rights of security holders -	Incorporated by reference; see:
		Exhibit 3(i) - Articles of Incorporation, Article 4
		Exhibit 3(ii) - By-Laws, Article 2, Section 9

(23)	Consents
	Consent of Accountant	C - 1	56

(27)	Financial Data Schedule

DESCRIPTION OF EXHIBITS

(3)	(i) Charter	Corporate Charter of Probook, Inc., and
Articles of Incorporation of Probook, Inc.,
a California corporation, as filed January 14, 1998.
	(ii) By-Laws	By-Laws of Probook, Inc. as adopted January 14, 1998
.

(4)	Instruments defining the	Included by reference, that portion(s) of Articles of Incorporation
	rights of security holders	and By-Laws stating specified security holders rights.

(23)	Consents
	Consent of Accountant	The written consents of the accountant, whereby as to profession gives authority for the preparation or certification as to document content as subject to such consent and pertaining to this offering.

(27)	Financial Data Schedule	Financial content for recent fiscal year or interim period as required and generated for electronic filers.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

REGISTRANT: Probook, Inc.

Date: November 7, 2000	By: \S\ David Spoon
David Spoon; President, Probook Inc.

Date: November 7, 2000	By: \S\ Jeffrey Chatfield
Jeffrey Chatfield; Vice President, Probook, Inc.

Date: November 7, 2000	By: \S\ Mary E. Writer
Mary. E. Writer; Secretary, Probook, Inc.